UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-41465
Semantix, Inc.
(Exact name of registrant as specified in its charter)

Avenida Eusébio Matoso, 1375, 10º andar
São Paulo, São Paulo, Brazil, 05423-180
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, par value $0.001 per share
Warrants, each whole warrant exercisable for one ordinary share at an exercise price of $11.50
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 102.

Pursuant to the requirements of the Securities Exchange Act of 1934, Semantix, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 25th, 2024	SEMANTIX, INC.

		By:	/s/ Leonardo dos Santos Poça D’Água
		Name:	Leonardo dos Santos Poça D’Água
		Title:	Chairman of the Board and Chief Executive Officer